Exhibit 1
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VIA FACSIMILE & U.S. MAIL

December 11, 2002

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515

Dear Mr. Dearlove:

I am writing to reiterate my offer made by telephone to you of my services as a member of the Board of Penn Virginia Corp. (the "Company").

I see that the Company has offered one of two vacant Board of Director positions to Mr. H. Jarrell Gibbs rather than to the Company's largest owner, who holds nearly 10% of the Company's shares. I had to assume that the reason Mr. Gibbs, who owns no stock, was chosen over your largest shareholder was that he possessed talents and skills that would make him a valuable member of the Company's Board. Accordingly, I was predisposed to find Mr. Gibbs' candidacy a positive for the Company given his commendable military career, charitable endeavors and senior management role at TXU Corp., an international utility.

Nevertheless, I felt it incumbent upon me in my role as a fiduciary to conduct an independent investigation into Mr. Gibbs' purported accomplishments as a senior executive of TXU. Having no knowledge of TXU, I began my research by reviewing a chart of TXU's share price and was shocked to discover a decline from a recent high of nearly $50 in August to a low of nearly $10 in October. (It has since recovered to about $15.56/share.)

Since Mr. Gibbs announced his retirement in May 2002 (effective July 2002), I sincerely hoped that our research would exculpate Mr. Gibbs from blame for potential incompetence or other cause for the significant decline that eviscerated nearly $10 billion in shareholder value at TXU.



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According to the May 10, 2002 TXU press release relating to Mr. Gibbs'
retirement,

     "... During his tenure, Gibbs has been instrumental in a number of activities that have been critical to the company's success, including ... the acquisition of TXU's businesses in Australia and the United Kingdom. Following the acquisition of The Energy Group in 1998, he undertook an extended assignment in London, which greatly facilitated the integration of the European businesses.

     `Jarrell has been a trusted partner in transforming TXU from a regional electric utility into a global leader in the energy industry. He is an exceptional executive and a close friend...' said Erle Nye, Chairman and Chief executive, TXU."

As I continued my examination, by reading the news reports and analyst reports issued in the aftermath of the TXU collapse, my worst fears seemed to be confirmed: the collapse in TXU shares was primarily attributable to the problems with the UK operation that Mr. Gibbs was apparently responsible for acquiring and managing.

A Bloomberg News story dated October 4, 2002, quotes Earle Nye, Mr. Gibbs' "trusted partner" and "close friend" and states:

     "`We were clearly victims of undue optimism' in the U.K., Chief Executive Officer Erle Nye said on a conference call with investors and analysts. `As we've looked into what happened there, it seems to me that the planning process, which includes the budgeting process, was deficient.'... TXU Europe may be close to default in the view of investors who have pushed its debt down to junk levels."

The damage wrought by the fiasco at the TXU Europe unit should result in write-downs of $3-4.5 billion according to a Merrill Lynch research report dated November 7, 2002; the TXU Europe Group's credit rating was cut to D or default status by Standard and Poors. In addition, numerous analysts downgraded the stock, and TXU shares declined to a lower level than where the shares traded when H. Jarrell Gibbs joined the company 22 years ago.

My concern about the Gibbs appointment prompted me to attempt to contact Mrs. Marsha Perelman, a member of the Nominating Committee according to the most recent Proxy Statement, and the individual you claimed was responsible



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for recruiting Mr. Gibbs in our telephone conversation of December 9. Given her role in recruiting Mr. Gibbs and the fact that she would soon be in a position to judge my suitability as a Director, I determined that it would be prudent to investigate Mrs. Perelman's qualifications to make such important decisions. Needless to say, I had assumed that a person in such an important role would share a significant economic stake in the Company, have achieved a degree of professional accomplishment and possess requisite experience in business and finance.

So I was surprised to see that Mrs. Perelman owns only 19,298 shares, or less than 0.25% stake, notwithstanding the fact that she is described in a November 21st, 1999 Philadelphia Inquirer article as "being married to [a] multimillionaire industrialist." I don't think Mrs. Perelman can plead poverty, as other Company executives have in the past, as a reason for her scant holdings.

I still had hoped that Mrs Perelman's professional experience would engender confidence in her judgment given that she sits not only on the Company's Nominating Committee but also on the Audit, Compensation, and Oil and Gas Committees. Our Lexis/Nexis search indicated that Mrs. Perelman had a stint working as Interim President for the Philadelphia Zoo for one year as a search for a permanent executive was ongoing (the word "Interim" was omitted from the biography in the Company's proxy).

Having found little in our news search of Mrs. Perelman's prior work experience over the past decade that would qualify her, in my opinion, for her responsibilities at the Company, we turned our investigation to the activities of "Woodforde Management, Inc", a "Holding Company" (according to the Company's proxy statement), which was, her only employment since 1993 and where she holds the lofty title of Founder and Chief Executive Officer. I was intrigued to learn the extent of Woodforde's Holding's and Mrs. Perelman's role in administering what I imagined would be a complex web of holdings akin to the Pritzker family's Marmon Group.

A Google (internet search engine) and Lexis/Nexis search turned up no references to any business activities of Woodforde Management nor any similarly named entities. Also, calls placed throughout the day and to a number listed for Woodforde at its Times Building, Ardmore, Pennsylvania office were greeted by an answering machine. That Mrs. Perelman had no one to answer the phones would



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not have come as a surprise had I read the Dun and Bradstreet report dated
August 20, 2002 on Woodforde Management, Inc. prior to making the above-mentioned calls. According to the D&B report, Woodforde has only one employee, Mrs. Perelman--a shrinking employee base from the two employees reported to work at the company 3 years ago. Woodforde had approximately $81,000 in 2001 annual revenues according to that report.

I was perplexed and started to grow uneasy that Mrs. Perelman's alleged "Management" Company was merely a shell with virtually no revenues and did not employ even a live secretary to answer the telephone. I began to wonder what exactly it was that Mrs. Perelman "manages."

The only reference to an actual business managed by Mrs. Perelman was in the November 21st Philadelphia Inquirer article stating that "she ... runs a small detergent company called Cot'nWash in Ardmore". Small indeed. According to a Dun and Bradstreet report, Cot'nWash had estimated sales of $360,000 as of January 4, 2002. Through the course of our investigation, we were able to find several articles indicating that the product had been discontinued at several retail outlets but maintained an apparently small following of loyal consumers.

When we came upon the website http://www.cotnwash.com/, you can only imagine our initial confusion and surprise that Cot'nWash shared the very same Times Building location in Ardmore as Woodforde Management, Inc. Then my suspicion as to the true extent of Mrs. Perelman's alleged "holdings" was raised when I found that the phone number provided on the website for retail stores to order soap supplies is the very same number given as Ms. Perelman's private business line (indicated by looking up "Marsha Perelman" on www.411.com).

Mrs. Perelman is quoted later in the Philadelphia Inquirer article that discussed her philanthropic and social endeavors. She states, "If I could spend my life rescuing dogs and taking care of animals that is what I would do."

I made numerous attempts to speak to Mrs. Perelman, left several messages at her home and office and spoke to her directly in the evening; she promised to call me today at 1:00PM. (Instead, we received a fax at 1:45P.M. requesting my resume if I wished to be considered for the Board



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position. Incidentally, the name "COT N WASH" was inscribed across the header of
Mrs. Perelman's fax.)

The apparent disdain and disrespect shown to the Company's largest shareholder that was evident in her failure to call us and the resultant investigation has left us to wonder: is the person responsible for selection of Directors, my own proposed directorship and our $30 million investment a well-meaning Philadelphia philanthropist and housewife who cares more about the well being of stray dogs than about our financial holdings?

We have placed an order for Cot'nWash that should come in handy for washing certain articles of clothing soiled when learning that the Company' s newest Director, who was affiliated with the U.K. unit of TXU responsible for the mass destruction of value following his timely departure, would be responsible for shepherding our investment in the Company and could have oversight responsibilities in potentially ill-advised acquisitions like those he has been associated with in the past.

Given the lack of competence, in my opinion, of Penn Virginia Corp's current and proposed directors, I consider myself duty-bound to offer my services as Director in order to protect our economic stake in the Company. I cannot guarantee that upon my election to the Board that I will not take steps to add or replace existing Directors with members of our selection via a proxy contest should I continue to find the actions of the current board as deficient as they have been in the past.

I look forward to a productive relationship working with you and the Board of Directors.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

cc:  Marsha Reines Perelman,
President, CEO, Cot'nWash Corp.